FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 11, 2012

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

News Release

MAX drills 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% copper within an overall mineralized intercept of

332 m @ 12.0 g/t Ag and 0.13% Cu (23.9 g/t AgEq) in oxides at Majuba Hill, Nevada; new historic data confirms extension of high-grade mineralized system 500 m to the southeast of Majuba Hill mine and to a depth of 350 m from surface.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received assays from the first hole of an eight hole (872 m) Phase III core drilling program completed at its Majuba Hill silver/copper/gold project in Nevada in June 2012.  This first hole, MM-21, was drilled to a depth of 351 metres (“m”) and confirms the southeast extension of near-surface high-grade supergene oxide mineralization identified by Max at the historic Majuba Hill mine during 2011.  Hole MM-21 intercepted 4.6 m @ 58.0 g/t Ag and 7.6 m @ 0.80% Cu within an overall mineralized intercept of 332 m @ 12 g/t Ag and 0.13% Cu (23.9 g/t silver equivalent (“AgEq”)) in oxides that began within 12 m of surface.

Hole MM-21 was collared approximately 250 m southeast of the middle portal of the past-producing Majuba Hill mine, where Phase I drilling by MAX in 2011 intercepted long intervals of high grade silver and copper mineralization near surface in five holes, which included:

•

96 m of 39.2 g/t Ag, 0.57% Cu and 0.10 g/t Au (98.3 g/t AgEq) in hole MM-06

•

50.3 m of 50.8 g/t Ag, 0.31% Cu and 0.31 g/t Au (86.7 g/t AgEq) in MM-07

•

42.7 m of 37.5 g/t Ag and 0.38% Cu (73.0 g/t AgEq) in hole MM-03

Hole MM-21 confirms that a southeast trending ridge of high-grade oxide mineralization extends a further 500 m to the southeast from the Majuba Hill mine to the Ball Park target area, where drilling in 2011 (hole MM-17) intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag. A map showing drilling locations from the 2011 exploration programs at Majuba Hill, as well as the location of MM-21, is available on our web site at www.maxresource.com.

Significant intervals from hole MM-21 are summarized in the following table:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)	AgEq (g/t)
MM-21	068	-44	351.4 m	12.2	344.5	332.3 m	0.13%	12.0	23.9
includes				50.3	131.1	80.8		19.2
includes				56.4	61.0	4.6		58.0
includes				259.1	266.7	7.6	0.80%	10.8
includes				263.7	266.7	3.0	1.16%	10.1
includes				242.4	291.1	48.7	0.32%	16.5	47.1

Note: Silver equivalent is calculated based on 100% metallurgical recovery and five-year historic metal prices of $24 U.S. for silver and $3 U.S. per pound for Copper.

MAX has just recently obtained some of the data from drilling completed by the Minefinders Exploration group at Majuba Hill in 1974-5.  This information was obtained from a reliable source but readers are cautioned that this information predates NI 43-101 and is not NI 43-101 compliant; it is provided for information purposes only and should not be relied upon.  This data included Minefinders hole MF-01, which was drilled a further 250 meters to the southeast of hole MM-21 at an azimuth of 288 and a -54 angle to a total depth of 707 meters. Hole MF-01 was assayed on 3 meter intervals and contained 155.4 m @ 9.23 g/t Ag and 0.221% Cu starting at a down hole depth of 220 meters.   Minefinders hole MF 2 was drilled at the same location as MAX’s hole MM-17 to a depth of 387 m and intercepted 30.5 m @ 0.60% Cu from 85.3 m to 115.8m.  It also contained 91.4 m @ 11.2 g/t Ag from 42.7 m to 134.1 m, inclusive of 9.1 m @ 53.0 g/t.   These drill results, combined with the results from our hole MM-21, serve to expand the known mineralized silver/copper zone for 500 m to the southeast and to a depth of at least 350 m from surface.

Assay results are expected shortly for the remaining seven holes of the program, which were shallow and were drilled to test near-surface mineralization at the DeSoto soil anomaly 1.4 km to the northwest, where hole MM-18 intercepted 29.2 m of 30.5 g/t Ag and 0.69% Cu (98.3 g/t AgEq) in the fall of 2011.  The high grade DeSoto soil anomaly was defined by soil sampling and measures approximately 2 km long by 1 km wide, with values as high as 1.53% Cu and 209 g/t Ag in soils.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% copper (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  The Majuba Hill project encompasses 3,128 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene's Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 4, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director